UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

JE CLEANTECH HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.003 par value

(Title of Class of Securities)

G50875 205

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS HONG Bee Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 3,200,000(1)(2)
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 3,200,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.95%
14	TYPE OF REPORTING PERSON IN

(1) Ms. Hong and JE Cleantech Global Limited share voting and dispositive power over the shares by virtue of Ms. Hong’s position as the sole officer, director and shareholder of JE Cleantech Global Limited, the record owner of the 3,200,000 ordinary shares of the Issuer.

(2) On October 16, 2023, the Company effected a 1-for-3 share consolidation pursuant to which each three outstanding ordinary shares became 1 share, the total number of authorized ordinary shares was reduced from 15,020,000 to 5,006,666 and the par value per share increased from $0.001 to $0.003.

(3) Based on 5,306,666 ordinary shares issued and outstanding as of November 15, 2024

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Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on May 24, 2022 and Amendment No. 1 filed on May 24, 2022. All other information set forth in the Original Schedule 13D or in Amendment No. 1 thereto remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to the $0.003 par value ordinary shares of JE Cleantech Holdings Limited, a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is 3 Woodlands Sector 1, Singapore 738361.

Item 2. Identity and Background

(a) This Amendment is being filed by Ms. Hong Bee Yin, the Chairman of the Board of Directors, an Executive Director and the Chief Executive Officer of the Issuer. Ms. Hong Bee Yin is also the sole officer and director and 100% shareholder of JE Cleantech Global Limited, which is the holder of record of 3,200,000 ordinary shares of the Issuer as of the date of filing this Amendment.

Ms. Hong Bee Yin is referred to as a “Reporting Person.”

(b) The principal business address of the Reporting Person is 3 Woodlands Sector 1, Singapore 738361.

Ms. Hong’s principal occupation is Chief Executive Officer, Executive Director and Chairman of the Board of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 15, 2024, the Board of Directors of the Issuer authorized the issuance of 300,000 ordinary shares to Ms. Hong Bee Yin as a special share award under the approved 2022 Equity Incentive Plan for the successful planning and execution of the Issuer’s complex initial public offering in April 2022 as well as for sustainability and growth of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person holds her securities of the Issuer for investment purposes.

Ms. Hong acquired shared beneficial ownership of the 9,600,000 ordinary shares held of record by Cleantech Global pursuant to the reorganization by virtue of her being the sole officer and director of Cleantech Global.

CUSIP No. G50875 205	13D	Page 4 of 5

The Reporting Person reserves the right to change her purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time, including the potential sale and/or registration for resale of some or all of the ordinary shares of the Issuer beneficially owned by her. Any such action may be made by the Reporting Person alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.

(c) The Reporting Person has not entered into any transactions in the ordinary shares during the sixty days immediately prior to November 15, 2024.

(d) As of November 15, 2024, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement in which the Reporting Person agreed to the joint filing on behalf of JE Cleantech Global Limited, filed as an exhibit to Amendment No.1 to the Schedule 13D on April 22, 2024, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2024	/s/ HONG Bee Yin
HONG Bee Yin